                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K




  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES AND EXCHANGE COMMISSION
         For the fiscal year ended December 30, 1997

                                       OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 For the transition period from _______ to _______.



                          Commission file number 1-7657




         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN



                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

                              Financial Statements
                          and Supplemental Information

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                 For the years ended December 30, 1997 and 1996
                       with Report of Independent Auditors

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                              Financial Statements
                          and Supplemental Information


                 For the years ended December 30, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors .......................................................................    1

Financial Statements

Statements of Net Assets Available for Plan Benefits, With Fund Information ..........................    2
Statements of Changes in Net Assets Available for Plan Benefits
   With Fund Information .............................................................................    4
Notes to Financial Statements ........................................................................    6

Supplemental Information

Schedule I      Schedule of Investments Held .........................................................   14
Schedule II     Schedule of Series of Transactions in Excess of Five Percent of Net Assets
                Available for Plan Benefits at Beginning of Year .....................................   15


A schedule of single transactions in excess of five percent of net assets available for plan benefits at the beginning of the year has not been presented because there were no single transactions in excess of five percent of net assets during fiscal year 1997, which require disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Section 406 of Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.

                        [ERNST & YOUNG LLP LETTERHEAD]

                         Report of Independent Auditors

The Employee Benefits Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") as of December 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 30, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30, 1997, and series of transactions in excess of five percent of net assets available for plan benefits for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for the plan benefits and the statements of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     ERNST & YOUNG LLP


May 1, 1998

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                      Statement of Net Assets Available for
                      Plan Benefits, With Fund Information

                                December 30, 1997

                                Investment Funds

                                                                                     AMERICAN         LEHMAN
                                                                                     EXPRESS         BROTHERS
                                                                      FIXED          COMPANY       HOLDINGS INC.    AMERICAN
                                                     SHORT-TERM       INCOME          COMMON          COMMON      CENTURY ULTRA
                                                    INTEREST FUND      FUND         STOCK FUND      STOCK FUND    INVESTORS FUND
                                                    -------------  -------------   -------------   -------------  -------------
ASSETS
Institutional Contracts (at cost plus interest)                    $ 120,784,299
Investments at fair value:
   American Express Company Common Stock Fund
     440,443 shares (cost: $10,122,019)                                            $  38,593,823
   Lehman Brothers Holdings Inc. Common Stock Fund
     703,642 shares (cost: $15,659,963)                                                            $  35,138,123
   American Century Ultra Investors Fund
     2,329,416 shares (cost: $56,928,938)                                                                         $  63,499,886
   Prime Value Obligations Fund
     16,716,816 shares (cost: $16,716,816)
   Templeton Foreign Fund
     3,713,252 shares (cost: $36,051,442)
   Income Fund of America
     1,340,881 shares (cost: $20,187,646)
   Fidelity Capital & Income Fund
     2,063,971 shares (cost: $19,392,385)
   Vanguard Index Trust 500 Portfolio
     516,381 shares (cost: $31,062,694)
   PIMCO Total Return Fund
     972,301 shares (cost: $9,938,846)
   Brandywine Blue Fund
     79,718 shares (cost: $2,300,525)
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 1,063,658 shares (cost: $9,218,984)
                                                    -------------  -------------   -------------   -------------  -------------
                                                               --    120,784,299      38,593,823      35,138,123     63,499,886

Cash and short-term investments                     $     324,335          2,328              --         100,427             --
Interest and dividends receivable                           1,512              3          99,240             287              2
Other receivables                                          10,084         10,839          79,678       1,702,188          4,137
Net Inter-fund transfers (payable) receivable               7,648     (1,937,644)       (141,038)         28,870        (69,856)
                                                    -------------  -------------   -------------   -------------  -------------
Total assets                                              343,579    118,859,825      38,631,703      36,969,895     63,434,169

LIABILITIES
Accrued liabilities                                            --         49,860          12,375          77,833         21,586
Other liabilities                                              --             --              --              --             --
                                                    -------------  -------------   -------------   -------------  -------------
Total liabilities                                              --         49,860          12,375          77,833         21,586
                                                    -------------  -------------   -------------   -------------  -------------
Net assets available for plan benefits              $     343,579  $ 118,809,965   $  38,619,328   $  36,892,062  $  63,412,583
                                                    =============  =============   =============   =============  =============



                                                      PRIME VALUE                       INCOME        FIDELITY        VANGUARD
                                                      OBLIGATIONS      TEMPLETON        FUND OF       CAPITAL &      INDEX TRUST
                                                         FUND         FOREIGN FUND      AMERICA      INCOME FUND    500 PORTFOLIO
                                                     -------------   -------------   -------------  -------------   -------------
ASSETS
Institutional Contracts (at cost plus interest)
Investments at fair value:
   American Express Company Common Stock Fund
     440,443 shares (cost: $10,122,019)
   Lehman Brothers Holdings Inc. Common Stock Fund
     703,642 shares (cost: $15,659,963)
   American Century Ultra Investors Fund
     2,329,416 shares (cost: $56,928,938)
   Prime Value Obligations Fund
     16,716,816 shares (cost: $16,716,816)           $  16,716,816
   Templeton Foreign Fund
     3,713,252 shares (cost: $36,051,442)                            $  36,946,857
   Income Fund of America
     1,340,881 shares (cost: $20,187,646)                                            $  23,800,644
   Fidelity Capital & Income Fund
     2,063,971 shares (cost: $19,392,385)                                                           $  20,598,427
   Vanguard Index Trust 500 Portfolio
     516,381 shares (cost: $31,062,694)                                                                             $  46,531,049
   PIMCO Total Return Fund
     972,301 shares (cost: $9,938,846)
   Brandywine Blue Fund
     79,718 shares (cost: $2,300,525)
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 1,063,658 shares (cost: $9,218,984)
                                                     -------------   -------------   -------------  -------------   -------------
                                                        16,716,816      36,946,857      23,800,644     20,598,427      46,531,049

Cash and short-term investments                                 --              --              --             --              --
Interest and dividends receivable                               --              --               1             --               1
Other receivables                                               --             150           1,307             --          10,557
Net Inter-fund transfers (payable) receivable             (348,666)       (287,693)        160,679         (8,801)        510,638
                                                     -------------   -------------   -------------  -------------   -------------
Total assets                                            16,368,150      36,659,314      23,962,631     20,589,626      47,052,245

LIABILITIES
Accrued liabilities                                          6,987          13,308           7,866          7,417          13,119
Other liabilities                                          117,404              --              --          4,058              --
                                                     -------------   -------------   -------------  -------------   -------------
Total liabilities                                          124,391          13,308           7,866         11,475          13,119
                                                     -------------   -------------   -------------  -------------   -------------
Net assets available for plan benefits               $  16,243,759   $  36,646,006   $  23,954,765  $  20,578,151   $  47,039,126
                                                     =============   =============   =============  =============   =============

                                                                                      VANGUARD
                                                                                    FIXED INCOME
                                                                                      LONG-TERM
                                                       PIMCO TOTAL     BRANDYWINE     CORPORATE
                                                       RETURN FUND     BLUE FUND      PORTFOLIO        TOTAL
                                                      -------------  -------------  -------------  -------------
ASSETS
Institutional Contracts (at cost plus interest)                                                    $ 120,784,299
Investments at fair value:
   American Express Company Common Stock Fund
     440,443 shares (cost: $10,122,019)                                                               38,593,823
   Lehman Brothers Holdings Inc. Common Stock Fund
     703,642 shares (cost: $15,659,963)                                                               35,138,123
   American Century Ultra Investors Fund
     2,329,416 shares (cost: $56,928,938)                                                             63,499,886
   Prime Value Obligations Fund
     16,716,816 shares (cost: $16,716,816)                                                            16,716,816
   Templeton Foreign Fund
     3,713,252 shares (cost: $36,051,442)                                                             36,946,857
   Income Fund of America
     1,340,881 shares (cost: $20,187,646)                                                             23,800,644
   Fidelity Capital & Income Fund
     2,063,971 shares (cost: $19,392,385)                                                             20,598,427
   Vanguard Index Trust 500 Portfolio
     516,381 shares (cost: $31,062,694)                                                               46,531,049
   PIMCO Total Return Fund
     972,301 shares (cost: $9,938,846)                $  10,539,748                                   10,539,748
   Brandywine Blue Fund
     79,718 shares (cost: $2,300,525)                                $   2,105,351                     2,105,351
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 1,063,658 shares (cost: $9,218,984)                                  $   9,881,380      9,881,380
                                                      -------------  -------------  -------------  -------------
                                                         10,539,748      2,105,351      9,881,380    425,136,403

Cash and short-term investments                                  --             --             --        427,090
Interest and dividends receivable                                 1             --             --        101,047
Other receivables                                                --             --          1,367      1,820,307
Net Inter-fund transfers (payable) receivable               200,681      1,562,248        322,934             --
                                                      -------------  -------------  -------------  -------------
Total assets                                             10,740,430      3,667,599     10,205,681    427,484,847

LIABILITIES
Accrued liabilities                                           3,998            114          3,469        217,932
Other liabilities                                               946              3             --        122,411
                                                      -------------  -------------  -------------  -------------
Total liabilities                                             4,944            117          3,469        340,343
                                                      -------------  -------------  -------------  -------------
Net assets available for plan benefits                $  10,735,486  $   3,667,482  $  10,202,212  $ 427,144,504
                                                      =============  =============  =============  =============

See accompanying notes.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                      Statement of Net Assets Available for
                      Plan Benefits, With Fund Information

                                December 30, 1996

                                Investment Funds

                                                                                     AMERICAN        LEHMAN
                                                                                     EXPRESS         BROTHERS
                                                                                     COMPANY       HOLDINGS INC.     TWENTIETH
                                                     SHORT-TERM     FIXED INCOME      COMMON         COMMON        CENTURY ULTRA
                                                    INTEREST FUND       FUND        STOCK FUND      STOCK FUND     INVESTORS FUND
                                                    -------------  -------------   -------------   -------------   -------------
ASSETS
Institutional Contracts (at cost plus interest)                    $ 126,138,571
Investments at fair value:
   American Express Company Common Stock Fund
     523,614 shares (cost: $12,033,409)                                            $  30,042,353
   Lehman Brothers Holdings Inc. Common Stock Fund
     624,363 shares (cost: $11,363,000)                                                            $  19,589,389
   Twentieth Century Ultra Investors Fund
     1,829,588 shares (cost: $41,439,988)                                                                          $  52,015,185
   Prime Value Obligations Fund
     16,757,626 shares (cost: $16,757,626)
   Templeton Foreign Fund
     3,175,898 shares (cost: $29,764,390)
   Income Fund of America
     1,134,086 shares (cost: $16,197,319)
   Fidelity Capital & Income Fund
     1,866,652 shares (cost: $17,459,339)
   Vanguard Index Trust 500 Portfolio
     431,688 shares (cost: $23,244,493)
   PIMCO Total Return Fund
     941,665 shares (cost: $9,750,046)
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 929,657 shares (cost: $7,958,488)
                                                    -------------  -------------   -------------   -------------   -------------
                                                               --    126,138,571      30,042,353      19,589,389      52,015,185

Cash and short-term investments                     $     263,792        598,115             472          43,781         101,091
Interest and dividends receivable                           1,658        750,574              93              --              --
Other receivables                                          11,173          5,039          43,932       1,818,875          10,297
Net Inter-fund transfers (payable) receivable              47,878       (266,836)       (411,102)       (407,841)        143,106
                                                    -------------  -------------   -------------   -------------   -------------
Total assets                                              324,501    127,225,463      29,675,748      21,044,204      52,269,679

LIABILITIES
Accrued liabilities                                            --         40,422           8,490           5,199          15,789
Other liabilities                                              --             --              --              --         101,091
                                                    -------------  -------------   -------------   -------------   -------------
Total liabilities                                              --         40,422           8,490           5,199         116,880
                                                    -------------  -------------   -------------   -------------   -------------
Net assets available for plan benefits              $     324,501  $ 127,185,041   $  29,667,258   $  21,039,005   $  52,152,799
                                                    =============  =============   =============   =============   =============



                                                     PRIME VALUE                                                  VANGUARD INDEX
                                                     OBLIGATIONS     TEMPLETON     INCOME FUND OF FIDELITY CAPITAL  TRUST 500
                                                         FUND       FOREIGN FUND      AMERICA      & INCOME FUND    PORTFOLIO
                                                    -------------  -------------   -------------   -------------  -------------
ASSETS
Institutional Contracts (at cost plus interest)
Investments at fair value:
   American Express Company Common Stock Fund
     523,614 shares (cost: $12,033,409)
   Lehman Brothers Holdings Inc. Common Stock Fund
     624,363 shares (cost: $11,363,000)
   Twentieth Century Ultra Investors Fund
     1,829,588 shares (cost: $41,439,988)
   Prime Value Obligations Fund
     16,757,626 shares (cost: $16,757,626)          $  16,757,626
   Templeton Foreign Fund
     3,175,898 shares (cost: $29,764,390)                          $  32,711,752
   Income Fund of America
     1,134,086 shares (cost: $16,197,319)                                          $  18,882,528
   Fidelity Capital & Income Fund
     1,866,652 shares (cost: $17,459,339)                                                          $  17,434,530
   Vanguard Index Trust 500 Portfolio
     431,688 shares (cost: $23,244,493)                                                                           $  30,377,873
   PIMCO Total Return Fund
     941,665 shares (cost: $9,750,046)
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 929,657 shares (cost: $7,958,488)
                                                    -------------  -------------   -------------   -------------  -------------
                                                       16,757,626     32,711,752      18,882,528      17,434,530     30,377,873

Cash and short-term investments                                27         57,707          21,006          31,523         79,873
Interest and dividends receivable                              --             --              --              --             --
Other receivables                                           1,584            400           1,544              --          7,441
Net Inter-fund transfers (payable) receivable             635,063        (95,782)       (153,304)          5,800        449,454
                                                    -------------  -------------   -------------   -------------  -------------
Total assets                                           17,394,300     32,674,077      18,751,774      17,471,853     30,914,641

LIABILITIES
Accrued liabilities                                         5,478          9,704           5,610           5,246          7,610
Other liabilities                                         108,309         57,707          21,006          33,782         79,873
                                                    -------------  -------------   -------------   -------------  -------------
Total liabilities                                         113,787         67,411          26,616          39,028         87,483
                                                    -------------  -------------   -------------   -------------  -------------
Net assets available for plan benefits              $  17,280,513  $  32,606,666   $  18,725,158   $  17,432,825  $  30,827,158
                                                    =============  =============   =============   =============  =============







                                                                      VANGUARD
                                                                    FIXED INCOME
                                                                     LONG-TERM
                                                     PIMCO TOTAL     CORPORATE
                                                     RETURN FUND     PORTFOLIO        TOTAL
                                                    -------------  -------------  -------------
ASSETS
Institutional Contracts (at cost plus interest)                                   $ 126,138,571
Investments at fair value:
   American Express Company Common Stock Fund
     523,614 shares (cost: $12,033,409)                                              30,042,353
   Lehman Brothers Holdings Inc. Common Stock Fund
     624,363 shares (cost: $11,363,000)                                              19,589,389
   Twentieth Century Ultra Investors Fund
     1,829,588 shares (cost: $41,439,988)                                            52,015,185
   Prime Value Obligations Fund
     16,757,626 shares (cost: $16,757,626)                                           16,757,626
   Templeton Foreign Fund
     3,175,898 shares (cost: $29,764,390)                                            32,711,752
   Income Fund of America
     1,134,086 shares (cost: $16,197,319)                                            18,882,528
   Fidelity Capital & Income Fund
     1,866,652 shares (cost: $17,459,339)                                            17,434,530
   Vanguard Index Trust 500 Portfolio
     431,688 shares (cost: $23,244,493)                                              30,377,873
   PIMCO Total Return Fund
     941,665 shares (cost: $9,750,046)              $   9,953,400                     9,953,400
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 929,657 shares (cost: $7,958,488)                   $   8,320,428      8,320,428
                                                    -------------  -------------  -------------
                                                        9,953,400      8,320,428    362,223,635

Cash and short-term investments                             9,999         14,708      1,222,094
Interest and dividends receivable                              --             --        752,325
Other receivables                                              --            975      1,901,260
Net Inter-fund transfers (payable) receivable              39,015         14,549             --
                                                    -------------  -------------  -------------
Total assets                                           10,002,414      8,350,660    366,099,314

LIABILITIES
Accrued liabilities                                         3,028          2,687        109,263
Other liabilities                                          10,908         14,708        427,384
                                                    -------------  -------------  -------------
Total liabilities                                          13,936         17,395        536,647
                                                    -------------  -------------  -------------
Net assets available for plan benefits              $   9,988,478  $   8,333,265  $ 365,562,667
                                                    =============  =============  =============

See accompanying notes.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                  Statement of Changes in Net Assets Available
                    for Plan Benefits, With Fund Information

                          Year ended December 30, 1997

                                Investment Funds


                                                 ----------------------------------------------------------------------------------
                                                                                       AMERICAN         LEHMAN
                                                                                        EXPRESS         BROTHERS
                                                                                        COMPANY       HOLDINGS INC.      AMERICAN
                                                  SHORT-TERM        FIXED INCOME        COMMON           COMMON       CENTURY ULTRA
                                                 INTEREST FUND          FUND          STOCK FUND       STOCK FUND    INVESTORS FUND
                                                 -------------     -------------     ------------     ------------     ------------
Investment Income:
Interest and dividends                            $     19,078     $   8,639,070     $    537,266     $    167,428     $     24,548
Net realized and unrealized appreciation
   (depreciation) in fair value of investments              --                --       12,205,160       12,234,246       11,186,103
                                                  ------------     -------------     ------------     ------------     ------------
                                                        19,078         8,639,070       12,742,426       12,401,674       11,210,651

Contributions:
   Employer                                                 --                --               --        1,722,065               --
   Participants                                             --         3,313,957               --        1,904,278        6,042,414
   Rollovers                                                --            73,357               --          346,569          885,332
                                                  ------------     -------------     ------------     ------------     ------------
                                                            --         3,387,314               --        3,972,912        6,927,746

Net Inter-fund transfers (out) in                           --        (6,365,374)      (1,380,654)       1,862,026       (1,171,441)
Administrative fees                                         --          (122,050)         (29,555)         (25,684)         (50,500)
Participant withdrawals                                     --       (13,914,036)      (2,380,147)      (2,357,871)      (5,656,672)
Transfer (to) from other plans                              --                --               --               --               --
                                                  ------------     -------------     ------------     ------------     ------------
                                                            --       (20,401,460)      (3,790,356)        (521,529)      (6,878,613)
                                                  ------------     -------------     ------------     ------------     ------------

Net increase (decrease)                                 19,078        (8,375,076)       8,952,070       15,853,057       11,259,784
Net assets available for plan benefits,
   beginning of year                                   324,501       127,185,041       29,667,258       21,039,005       52,152,799
                                                  ------------     -------------     ------------     ------------     ------------
Net assets available for plan benefits,
   end of year                                    $    343,579     $ 118,809,965     $ 38,619,328     $ 36,892,062     $ 63,412,583
                                                  ============     =============     ============     ============     ============


                                                  ---------------------------------------------------------------------------------


                                                   PRIME VALUE                                     FIDELITY CAPITAL     VANGUARD
                                                   OBLIGATIONS      TEMPLETON       INCOME FUND       & INCOME         INDEX TRUST
                                                      FUND         FOREIGN FUND      OF AMERICA          FUND         500 PORTFOLIO
                                                  ------------     ------------     ------------     ------------     ------------
Investment Income:
Interest and dividends                            $    976,869     $  1,328,608     $  1,142,260     $  1,358,842     $    757,961
Net realized and unrealized appreciation
   (depreciation) in fair value of investments              --        1,159,175        2,899,941        1,307,405        9,834,067
                                                  ------------     ------------     ------------     ------------     ------------
                                                       976,869        2,487,783        4,042,201        2,666,247       10,592,028

Contributions:
   Employer                                                 --               --               --               --               --
   Participants                                      1,258,054        3,903,768        1,459,306        2,316,102        5,070,556
   Rollovers                                           237,325          700,351          207,136          518,134        1,128,887
                                                  ------------     ------------     ------------     ------------     ------------
                                                     1,495,379        4,604,119        1,666,442        2,834,236        6,199,443

Net Inter-fund transfers (out) in                     (113,136)         133,272          962,039         (838,733)       2,664,068
Administrative fees                                    (14,775)         (31,568)         (18,081)         (16,901)         (35,445)
Participant withdrawals                             (3,381,091)      (3,154,266)      (1,422,994)      (1,499,523)      (3,208,126)
Transfer (to) from other plans                              --               --               --               --               --
                                                  ------------     ------------     ------------     ------------     ------------
                                                    (3,509,002)      (3,052,562)        (479,036)      (2,355,157)        (579,503)
                                                  ------------     ------------     ------------     ------------     ------------

Net increase (decrease)                             (1,036,754)       4,039,340        5,229,607        3,145,326       16,211,968
Net assets available for plan benefits,
   beginning of year                                17,280,513       32,606,666       18,725,158       17,432,825       30,827,158
                                                  ------------     ------------     ------------     ------------     ------------
Net assets available for plan benefits,
   end of year                                    $ 16,243,759     $ 36,646,006     $ 23,954,765     $ 20,578,151     $ 47,039,126
                                                  ============     ============     ============     ============     ============


                                                  ----------------------------------------------------------------
                                                                                    VANGUARD
                                                                                   FIXED INCOME
                                                                                    LONG-TERM
                                                   PIMCO TOTAL      BRANDYWINE      CORPORATE
                                                   RETURN FUND       BLUE FUND      PORTFOLIO          TOTAL
                                                  ------------     -----------     ------------     -------------
Investment Income:
Interest and dividends                            $    649,540     $        --     $    596,346     $  16,197,816
Net realized and unrealized appreciation
   (depreciation) in fair value of investments         273,864        (206,749)         436,086        51,329,298
                                                  ------------     -----------     ------------     -------------
                                                       923,404        (206,749)       1,032,432        67,527,114

Contributions:
   Employer                                                 --              --               --         1,722,065
   Participants                                        793,294          22,709          759,110        26,843,548
   Rollovers                                            85,395              --          178,619         4,361,105
                                                  ------------     -----------     ------------     -------------
                                                       878,689          22,709          937,729        32,926,718

Net Inter-fund transfers (out) in                     (392,051)      3,851,778          788,206                --
Administrative fees                                     (8,750)           (256)          (7,229)         (360,794)
Participant withdrawals                               (654,284)             --         (882,191)      (38,511,201)
Transfer (to) from other plans                              --              --               --                --
                                                  ------------     -----------     ------------     -------------
                                                    (1,055,085)      3,851,522         (101,214)      (38,871,995)
                                                  ------------     -----------     ------------     -------------

Net increase (decrease)                                747,008       3,667,482        1,868,947        61,581,837
Net assets available for plan benefits,
   beginning of year                                 9,988,478              --        8,333,265       365,562,667
                                                  ------------     -----------     ------------     -------------
Net assets available for plan benefits,
   end of year                                    $ 10,735,486     $ 3,667,482     $ 10,202,212     $ 427,144,504
                                                  ============     ===========     ============     =============




See accompanying notes.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                Statement of Changes in Net Assets Available for
                      Plan Benefits, With Fund Information

                          Year ended December 30, 1996

                                Investment Funds



                                                 --------------------------------------------------------------------
                                                                                        AMERICAN           LEHMAN
                                                                                         EXPRESS           BROTHERS
                                                                                         COMPANY         HOLDINGS INC.
                                                     SHORT-TERM      FIXED INCOME         COMMON            COMMON
                                                    INTEREST FUND        FUND           STOCK FUND        STOCK FUND
                                                     ------------     -------------     ------------     ------------
Investment Income:
   Interest and dividends                            $     19,411     $   9,326,533     $    536,067     $    134,879
   Net realized and unrealized appreciation
      (depreciation) in fair value of investments              --                --        8,942,664        6,382,929
                                                     ------------     -------------     ------------     ------------
                                                           19,411         9,326,533        9,478,731        6,517,808

Contributions:
   Employer                                                    --                --               --        1,829,783
   Participants                                                --         3,982,268               --        1,332,461
   Rollovers                                                   --           134,831               --          160,079
                                                     ------------     -------------     ------------     ------------
                                                               --         4,117,099               --        3,322,323

Net Inter-fund transfers (out) in                              --        (2,057,350)      (1,982,537)        (850,253)
Administrative fees                                            --           (61,495)         (13,103)          (8,943)
Participant withdrawals                                        --       (12,724,436)      (3,568,012)      (1,783,659)
Transfer (to) from other plans                                 --          (208,682)        (170,188)         (33,131)
                                                     ------------     -------------     ------------     ------------
                                                               --       (15,051,963)      (5,733,840)      (2,675,986)
                                                     ------------     -------------     ------------     ------------

Net increase (decrease)                                    19,411        (1,608,331)       3,744,891        7,164,145
Net assets available for plan benefits,
   beginning of year                                      305,090       128,793,372       25,922,367       13,874,860
                                                     ------------     -------------     ------------     ------------
Net assets available for plan benefits,
   end of year                                       $    324,501     $ 127,185,041     $ 29,667,258     $ 21,039,005
                                                     ============     =============     ============     ============

                                                    -------------------------------------------------------------------------------


                                                   TWENTIETH CENTURY   PRIME VALUE                                      FIDELITY
                                                    ULTRA INVESTORS    OBLIGATIONS     TEMPLETON     INCOME FUND OF      CAPITAL
                                                         FUND             FUND        FOREIGN FUND      AMERICA       & INCOME FUND
                                                     ------------     ------------    ------------    ------------     ------------
Investment Income:
   Interest and dividends                            $      1,011     $    919,531    $    856,000    $    964,379     $  1,449,302
   Net realized and unrealized appreciation
      (depreciation) in fair value of investments       7,163,514               --       3,972,698       1,718,857          355,639
                                                     ------------     ------------    ------------    ------------     ------------
                                                        7,164,525          919,531       4,828,698       2,683,236        1,804,941

Contributions:
   Employer                                                    --               --              --              --               --
   Participants                                         5,632,595        1,632,992       3,693,459       1,360,245        2,279,015
   Rollovers                                              772,818          336,682         524,518          71,573          426,623
                                                     ------------     ------------    ------------    ------------     ------------
                                                        6,405,413        1,969,674       4,217,977       1,431,818        2,705,638

Net Inter-fund transfers (out) in                         339,031         (443,195)      1,068,291          83,558         (519,343)
Administrative fees                                       (26,153)          (7,931)        (15,740)         (9,226)          (8,356)
Participant withdrawals                                (5,179,526)      (3,622,291)     (3,477,019)     (1,500,889)      (1,665,853)
Transfer (to) from other plans                           (236,880)        (118,128)       (131,310)        (52,292)         (14,858)
                                                     ------------     ------------    ------------    ------------     ------------
                                                       (5,103,528)      (4,191,545)     (2,555,778)     (1,478,849)      (2,208,410)
                                                     ------------     ------------    ------------    ------------     ------------

Net increase (decrease)                                 8,466,410       (1,302,340)      6,490,897       2,636,205        2,302,169
Net assets available for plan benefits,
   beginning of year                                   43,686,389       18,582,853      26,115,769      16,088,953       15,130,656
                                                     ------------     ------------    ------------    ------------     ------------
Net assets available for plan benefits,
   end of year                                       $ 52,152,799     $ 17,280,513    $ 32,606,666    $ 18,725,158     $ 17,432,825
                                                     ============     ============    ============    ============     ============

                                                    ----------------------------------------------------------------
                                                                                        VANGUARD
                                                                                      FIXED INCOME
                                                      VANGUARD INDEX                   LONG-TERM
                                                       TRUST 500      PIMCO TOTAL      CORPORATE
                                                       PORTFOLIO      RETURN FUND      PORTFOLIO          TOTAL
                                                     ------------     -----------     ------------     -------------
Investment Income:
   Interest and dividends                            $    509,242     $   580,338     $    543,227     $  15,839,920
   Net realized and unrealized appreciation
      (depreciation) in fair value of investments       4,987,516        (128,978)        (433,708)       32,961,131
                                                     ------------     -----------     ------------     -------------
                                                        5,496,758         451,360          109,519        48,801,051

Contributions:
   Employer                                                    --              --               --         1,829,783
   Participants                                         3,334,129         876,072          855,438        29,978,674
   Rollovers                                              948,487         193,738          105,738         3,675,087
                                                     ------------     -----------     ------------     -------------
                                                        4,282,616       1,069,810          961,176        30,483,544

Net Inter-fund transfers (out) in                       5,106,198         (80,036)        (664,364)               --
Administrative fees                                       (13,127)         (4,814)          (4,295)         (173,183)
Participant withdrawals                                (1,478,919)       (682,915)        (652,215)      (36,335,734)
Transfer (to) from other plans                            (79,241)           (380)          (3,663)       (1,048,753)
                                                     ------------     -----------     ------------     -------------
                                                        3,534,911        (768,145)      (1,324,537)      (37,557,670)
                                                     ------------     -----------     ------------     -------------

Net increase (decrease)                                13,314,285         753,025         (253,842)       41,726,925
Net assets available for plan benefits,
   beginning of year                                   17,512,873       9,235,453        8,587,107       323,835,742
                                                     ------------     -----------     ------------     -------------
Net assets available for plan benefits,
   end of year                                       $ 30,827,158     $ 9,988,478     $  8,333,265     $ 365,562,667
                                                     ============     ===========     ============     =============


See accompanying notes.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                           December 30, 1997 and 1996


1. DESCRIPTION OF THE PLAN

GENERAL

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984, was amended and restated effective January 1, 1989 and was subsequently amended through March 16, 1998. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become Plan participants as soon as administratively possible upon employment. Prior to July 1, 1995, there was a 12 month service requirement for plan participants.

The Plan is subject to the provisions of the ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

CONTRIBUTIONS

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of the participant's annual compensation, as defined in the Plan document. The Company may make a contribution, in Company stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the Plan year. The amount of the Company contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

   1. Participants whose compensation is below $37,800 per year and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's Before-Tax contributions.

   2. Participants whose compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's Before-Tax contributions. Company contributions to participants whose compensation is between $37,800 and $100,000 per year will be made only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN-CONTINUED

   3. Company contributions will not be made for participants whose compensation exceeds $100,000 per year.

In 1997 and 1996, Company contributions were made in cash. Boston Safe Deposit & Trust Company ("Boston Safe"), the Plan's custodian, used cash to purchase the Company's common stock.

A participant's Before-Tax Contributions will not be subject to tax until distribution. The Code provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. In both 1997 and 1996, the maximum limitation amount was $9,500. For 1998 the maximum limitation amount is $10,000. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

VALUATION OF PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date.

INVESTMENTS

Participant's contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a monthly basis. Participants may also elect to transfer existing fund balances among the investment funds on a monthly basis.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN-CONTINUED

The following is a general description of each investment fund in which the Plan invested since January 1996, as directed by participants:

   Fixed Income Fund: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:

                                                                                        CARRYING VALUE AT
                                                 MATURITY        INTEREST                  DECEMBER 30,
                                                   DATE          RATE (%)           1997             1996
                                                 --------        --------        ------------      ------------
Metropolitan Life Insurance Co.
   Contract #24565                               12/15/01          7.30          $ 11,140,578      $  9,946,912
   Contract #12865                               03/31/97          8.10                     -         5,401,713
   Contract #13955                               06/15/99          8.25            12,373,979        17,035,023

Allstate Life Insurance Company
   Contract #GICGA5584                           12/15/00          7.30            14,055,623        17,365,463
   Contract #GICGA5806                           07/05/00          6.81             7,081,548         8,792,551

John Hancock Mutual Life Insurance Co.
   Contract #5565                                09/30/97          9.60                     -         5,488,257

Prudential Asset Management Group
   Contract #7430-211                            12/15/99          6.52             9,729,580         9,086,741

American International Life
  Assurance Company of New York
   Contract #18180T                              10/01/98          5.45            14,120,693        13,332,607

People's Security Insurance Co.
   Contract #BDA00473FR                          08/15/01          8.20            12,693,416        11,655,780
   Contract #BDA00568FR                          12/15/01          6.85            11,200,343        10,425,516

Aetna Life Insurance Co.
   Contract #014005                              12/30/97          8.80                     -         4,597,936

The Principal Financial Group
   Contract #4-08804-01                          12/15/00          6.15             5,360,200         5,024,934
   Contract #4-08804-02                          12/15/02          6.40            10,599,252         7,985,138

New York Life Insurance Company
   Contract #30727                                6/14/02          6.52             7,376,078                 -

Transamerica Life Insurance Company
   Contract #51499                               12/15/02          6.02             5,053,009                 -
                                                                                 ------------      -------------
                                                                                 $120,784,299      $126,138,571
                                                                                 ============      =============

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN-CONTINUED

The present value of the contracts approximates their fair value as of December 30, 1997 and 1996. Present value was estimated using an analysis based on the Plan's current investment rate for a similar contract.

American Express Company Common Stock Fund: This fund invests solely in the common stock of American Express. As of May 31, 1994, this fund has been closed to any new contributions, dividend reinvestments, or transfers in from other funds.

Lehman Brothers Holdings Inc. Common Stock Fund: This fund invests solely in the common stock of the Company.

American Century Ultra Investors Fund (Formerly known as Twentieth Century Ultra Investors Fund): The primary objective of this fund is to provide a high level of capital appreciation by investing primarily in medium and small-sized companies with above average growth potential.

Prime Value Obligations Fund : The objective of this short-term fixed income money market fund is to provide current income and stability of principal. Prior to November 15, 1996, this fund was called the Lehman Brothers Prime Value Money Market Fund.

Templeton Foreign Fund: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

Income Fund of America: The fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

Fidelity Capital & Income Fund: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

Vanguard Index Trust 500 Portfolio/S&P 500 Index Fund: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN-CONTINUED

PIMCO Total Return Fund: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

Brandywine Blue Fund: This fund invests in high quality blue chip stocks with the objective of providing long-term growth. This fund was established and began accepting contributions on November 1, 1997.

Vanguard Fixed Income Long-Term Corporate Portfolio: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.

In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of Boston Safe for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded in the investment fund from which the participant withdrew.

INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 1997.

                                                                  PAR VALUE/            MARKET VALUE
                                                                    NUMBER               AT DECEMBER
               FUNDS                                               OF SHARES              30, 1997
---------------------------------------------                    -----------           -------------
American Express Company common stock                                440,443           $  38,593,823
Lehman Brothers Holdings Inc. common stock                           703,642              35,138,123
American Century Ultra Investors Fund                              2,329,416              63,499,886
Templeton Foreign Fund                                             3,713,252              36,946,857
Vanguard Index Trust 500 Portfolio                                   516,381              46,531,049
Income Fund of America                                             1,340,881              23,800,644

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN-CONTINUED

BENEFITS

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59-1/2 are permitted only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. Effective April 1, 1996, a participant can elect to withdraw all or a part of their rollover contribution made to the Plan, as long as the partial withdrawal of their rollover contribution is at least $1,000 (or is 100% of the value of his account if less than $1,000). However a participant can elect to withdraw all or part of their rollover contribution only once during any consecutive 12-month period.

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10 percent tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, the balance in the participant's account is paid to the participant in a lump-sum payment. However, if the balance in his account exceeds $3,500 ($5,000, effective 1/1/98), payment will not be made without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

BENEFITS PAYABLE

Benefits payable to those participants who have elected to withdraw from the Plan but have not yet been paid was $5,173,739 and $4,508,758 in 1997 and 1996, respectively.

VESTING

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN-CONTINUED

INCOME TAX STATUS

The Internal Revenue Service ("IRS") made a favorable determination in a letter dated February 14, 1995 that the Plan is qualified under Sections 401(a) and 401(k) of the Code and that the related trust established as part of the Plan is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. It is not anticipated that amendments to the Plan after the date of the IRS determination letter will affect the qualified and tax-exempt status of the Plan and trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

OTHER

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)



3. ADMINISTRATIVE FEES

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 1997 and 1996, the Plan was charged $360,794 and $173,183 for administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan, as well as all expenses paid to affiliated investment managers.

4. PLAN TERMINATION

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. RELATED PARTY TRANSACTIONS

On November 15, 1996, the Company sold the Lehman Brothers Prime Value Money market Fund to Federated Investors.

6. TRANSFER TO OTHER PLAN

Prior to May 31, 1994, the Company was a subsidiary of the American Express Company ("American Express"). On May 31, 1994, American Express completed the distribution of a special dividend (the "Spin-off") to its shareholders of all the common stock of the Company held by American Express. As a result of the Spin-off, the Company was no longer a subsidiary of American Express. The account balances associated with former employees of the company, who transferred to American Express prior to May 31, 1994 were transferred to the American Express Incentive Savings Plan in 1996.

                            SUPPLEMENTAL INFORMATION

                                                                      Schedule I


                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Schedule of Investments Held

                                December 30, 1997


                                                         PAR VALUE/      CURRENT VALUE         COST
                                                           NUMBER         AT DECEMBER      AT DECEMBER
                                                         OF SHARES         30, 1997          30, 1997
                                                        -----------      -------------    ------------
CONTRACTS ISSUED BY INSTITUTIONS
Metropolitan Life Insurance Co.
   Contract #24565                                      11,140,578       $ 11,140,578     $ 11,140,578
   Contract #13955                                      12,373,979         12,373,979       12,373,979
Allstate Life Insurance Co.
   Contract #GICA5584                                   14,055,623         14,055,623       14,055,623
   Contract #GICA5806                                    7,081,548          7,081,548        7,081,548
Prudential Asset Management Group
   Contract #7430-211                                    9,729,580          9,729,580        9,729,580
American Internal Life Assurance Company of New York
   Contract 18180T                                      14,120,693         14,120,693       14,120,693
People's Security Insurance Co.
   Contract #BDA00473FR                                 12,693,416         12,693,416       12,693,416
   Contract #BDA00568FR                                 11,200,343         11,200,343       11,200,343
The Principal Financial Group
   Contract #4-08804-01                                  5,360,200          5,360,200        5,360,200
   Contract #4-08804-02                                 10,599,252         10,599,252       10,599,252
New York Life Contract
   Contract #30727                                       7,376,078          7,376,078        7,376,078
TransAmerica Life Insurance Co.
   Contract #51499                                       5,053,009          5,053,009        5,053,009
                                                                         -------------    ------------
                                                                         $120,784,299     $120,784,299
                                                                         =============    ============

STOCK FUNDS
American Express Company Common Stock Fund                 440,443       $ 38,593,823*    $ 10,122,019
Lehman Brothers Holdings Inc. Common Stock Fund            703,642         35,138,123*      15,659,963
                                                                         -------------    ------------
                                                                         $ 73,731,946     $ 25,781,982
                                                                         =============    ============

MUTUAL FUNDS
American Century Ultra Investors Fund                    2,329,416       $ 63,499,886*    $ 56,928,938
Prime Value Obligations Fund                            16,716,816         16,716,816       16,716,816
Templeton Foreign Fund                                   3,713,252         36,946,857*      36,051,442
Income Fund Of America                                   1,340,881         23,800,644*      20,187,646
Fidelity Capital & Income Fund                           2,063,971         20,598,427       19,392,385
Vanguard Index Trust 500 Portfolio                         516,381         46,531,049*      31,062,694
PIMCO Total Return Fund                                    972,301         10,539,748        9,938,846
Vanguard Fixed Income Long-Term Corporate Portfolio      1,063,658          9,881,380        9,218,984
Brandywine Blue Fund                                        79,718          2,105,351        2,300,525
                                                                         -------------    ------------
                                                                         $230,620,158     $201,798,276
                                                                         =============    ============



* Investment in excess of five percent of Net Assets Available for Plan Benefits at end of Plan year.

                                                                     Schedule II

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Schedule of Series of Transactions in Excess of Five Percent of Net Assets
                Available for Plan Benefits at Beginning of Year

                      For the year ended December 30, 1997


                                        CONTRACT              COST OF            PROCEEDS FROM
     DESCRIPTION OF ASSET                NUMBER              PURCHASES               SALES             GAIN (LOSS)
--------------------------------       ----------           -----------          -------------         -----------
American Century Ultra Investors                            $19,120,824
American Century Ultra Investors                                                  $ 8,104,234          $ 2,195,555

The Principal Financial Group          4-08804-02           $15,266,798
The Principal Financial Group          4-08804-02                                 $12,652,684          $        -

New York Life Contract                    30727             $12,971,820
New York Life Contract                    30727                                   $ 5,595,742          $        -

SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LEHMAN BROTHERS HOLDINGS INC.
                                             TAX DEFERRED SAVINGS PLAN




                                             By: /s/Wendy Kleinschmidt
                                                ---------------------------
                                                Wendy Kleinschmidt
                                                Lehman Brothers Holdings Inc.
                                                Employee Benefit Plans Committee

June 29, 1998

                                  EXHIBIT INDEX

Exhibit No.         Description

(23)                Consent of Experts